

June 25, 2014

<u>Via E-mail</u>
Corey G. Prestidge
General Counsel and Secretary
Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201

> **Re:** **Hilltop Holdings Inc.**
> **Registration Statement on Form S-4**
> **Filed May 29, 2014**
> **File No. 333-196367**

Dear Mr. Prestidge:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed May 29, 2014

General

1. Please supplementally provide the staff with any board books prepared for the SWS board of directors in conjunction with the merger.

Prospectus Cover Page

2. Please disclose the title and aggregate number of securities offered. See Item 501(b)(2) of Regulation S-K.

Questions and Answers

How will the merger affect outstanding SWS restricted shares…, page v

3. Revise to disclose the number of restricted shares and options outstanding as of the latest practicable date, the number of unvested restricted shares, the number of restricted shares that may be issued pursuant to the merger agreement with a listing of the names and maximum shares that may be issued prior to the completion of the merger.

Am I entitled to exercise appraisal/dissenter rights…, page viii

4. Revise to use bullets and list the steps that must be taken or not taken to preserve shareholder's rights.

What is Hilltop's current relationship with SWS, page x

5. Revise the second bullet to disclose the warrant period and exercise price.

Other Q&A's

6. Revise to add a Q&A for the benefits and/or interests of officers and directors that are different than other shareholders, such as employment, options, etc. and quantify their value.

Summary

What Holders of SWS Equity-Based Awards Will Receive, page 3

7. Please disclose how many restricted and deferred shares of SWS common stock, respectively, are currently outstanding.

Hilltop's Relationship with SWS, page 4

8. Please disclose the percentage of SWS common stock that Hilltop currently owns. Make corresponding revisions where appropriate, namely where you discuss the vote needed to approve the merger agreement.

Risk Factors

The fairness opinion…, page 31

9. Revise to disclose the implied value of the SWS common stock on the date of the fairness opinion and also disclose the implied value as of the most recent date practicable.

Other Risks

10. Revise to disclose the book value of SWS common stock as of the latest practicable date and also disclose Per Equivalent pro forma book value of each SWS share giving effect to the merger.

The SWS Special Meeting

Appraisal/Dissenter's Rights, page 63

11. Please outline the procedure shareholders need to follow to perfect their rights under Delaware law. Please make corresponding revisions where appropriate, including in the Q&A.

Information About the Companies - Hilltop

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Allowance for Loan Losses, page 128

12. Please revise your next amendment to provide a more robust and detailed discussion of how you determine the allowance for loan losses. Your disclosure should discuss, as appropriate, but not be limited to:
   - how you group loans with similar characteristics (e.g. geography, past-due status, internal risk ratings, etc.);
   - how forecasted probable losses are determined (e.g. historical loss rates adjusted for environmental factors, migration analysis, etc.);
   - the key qualitative factors you considered and the impact on forecasted probable losses; and
   - the time frames over which you evaluate historical loss experience.

Executive Compensation

All Other Compensation, page 209

13. We note that the amounts of compensation awarded in the form of perquisites and personal benefits to Messrs. Huffines and Schaffner in 2013 do not equal the itemized amounts detailed in the first footnote to the table. Please reconcile these amounts in your next amendment.

14. We note that the Company did not include the amounts listed under "All Other Compensation" in its Summary Compensation Table included in its 2013 10-K. Please include such information in future filings.

Certain Relationships and Related Party Transactions

Hilltop Sublease, page 224

15. We note your disclosure that the Company pays $219,640 annually for the specified premises "plus additional rent due under the base Lease." Please quantify the additional rent and include the aggregate amount paid under the Lease and Sublease.

The Merger

Background of the Merger, page 236

16. We note that the Company was not willing to waive the Merger Covenant, which would have allowed SWS to pursue other merger options. Please include disclosure regarding the Company's unwillingness to waive the Merger Covenant, and SWS's corresponding limitations in pursuing merger partners, in the Q&A, summary and where otherwise appropriate. Please also include a related risk factor discussion.

SWS's Reasons for the Merger, page 245

17. We note that Messrs. Ford and Crandall recused themselves from voting on the merger. Please disclose the recusals wherever you state that the SWS board of directors or its special committee recommends that SWS stockholders adopt the merger agreement.

The Merger Agreement

Treatment of Warrants, page 277

18. We note your disclosure that Hilltop's warrant to acquire SWS common stock will be cancelled if it is outstanding at the closing of the merger. Please include this disclosure wherever you discuss the relationship between Hilltop and SWS.

Audited Consolidated Financial Statements, Years Ended December 31, 2013, 2012 and 2011

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting and Reporting Policies

Acquired Loans, page F-14

19. We note you initially accounted for purchased credit impaired loans acquired in the PlainsCapital Merger and the FNB transaction on both an individual basis and on a pooled basis. Please tell us whether any of the purchased credit impaired loans have been subsequently treated as a troubled debt restructuring and the accounting literature being followed.

Note 2. Acquisitions

FNB Transaction, F-22

20. Please revise the statement, "For the period from September 14, 2014 through December 31, 2013, …" to reference "September 14, 2013" in your next amendment, or advise otherwise.

Unaudited Consolidated Interim Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 3. Fair Value Measurements, F-102

21. Please revise your next amendment to include the disclosure requirements of ASC 820-10-50-2.bbb for recurring and nonrecurring fair value measurements categorized within Level 3 of the fair value hierarchy. Specifically, please disclose quantitative information about the significant observable inputs used in the fair value measurement.

22. Please revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans, including any noted differences by loan type. In your response, please also disclose any adjustments you make to appraised values, including those made as a result of outdated appraisals and how this information is considered in your determination of the allowance for loan losses.

Note 5. Non-Covered Loans and Allowance for Non-Covered Loan Losses, F-112

23. We note your disclosure that there were $5.3 million and $4.1 million of non-covered, non-purchased credit impaired loans at March 31, 2014 and December 31, 2013, respectively. Please revise your next amendment to provide the disclosures required by ASC 310-10-50-15 for all impaired loans, including non-covered, non-PCI impaired loans, in the periods presented.

24. Please revise your next amendment to include the disclosures required by ASC 310-10-50-34 for the periods presented.

25. Please revise your next amendment to disclose the remaining amount of nonaccretable difference remaining at each of the reporting period presented.

Corey G. Prestidge
Hilltop Holdings Inc.
June 25, 2014
Page 6

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc.   Via E-mail
       Gordon Moodie
       Wachtell, Lipton, Rosen & Katz